Back **2015-05-15, 09:51:46, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2656970		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	421000		
Date of transaction	2015-05-14		
Nature of transaction	52 - Expiration of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	51000		
Equivalent number or value of underlying securities disposed of	51000		
Unit price or exercise price	7.1600	Currency	American Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity	2015-05-14		
Closing balance of securities or contracts held	370000	Insider's calculated balance	370000
Filing date/time	2015-05-15 09:51:44		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			